                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  FORM 10-SB/A

                                 Amendment No. 5

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

           Pursuant to Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                              GLOBAL DATATEL, INC.
--------------------------------------------------------------------------------
                    (Exact name of Registrant in its charter)


               NEVADA                                      87-0067813
--------------------------------------------------------------------------------
      (State of organization)                          (I.R.S. Employer
        Identification No.)


3333 CONGRESS AVENUE, SUITE 404, DELRAY BEACH, FLORIDA               33445
--------------------------------------------------------------------------------
   (Address of principal executive offices)                       (Zip code)


Registrant's Telephone Number, including area code: (561) 276-8260


Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

You should not rely on forward-looking statements in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons.


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                                     PART I

Item 1.  Business.

(a) DEVELOPMENT OF BUSINESS.

Global DataTel, Inc., was originally incorporated in the State of Utah in 1980, as LaPlate Oil and Mining, Inc., and changed its name to Gold Coast Resources, Inc. in 1982. The Company's state of incorporation was changed in December, 1996 to the State of Nevada. In December, 1998, the Company's name was changed to Global DataTel, Inc., in connection with a change in control of the Company. The change resulted from the series of events described below which occurred earlier in 1998 and refocused the direction of the Company. In December 1998, the largest shareholder of the Company, surrendered a portion of his shares, and the Company reissued shares to, among others, new shareholders who invested along with the new business of the Company. Shortly thereafter, the existing officers and directors of the Company, David Newren and David Levy, resigned, and Richard Baker, Antonio Serrato, and Jerry Daye were appointed to the Board of Directors and Richard Baker was appointed President, Gerald D'Ambroseo appointed Secretary and Michael DeMarie appointed Treasurer. Mr. Baker resigned from all positions with the Company in June 2000. All share and per share data in this Report give retroactive effect to the Company's December 1999 one-for-two reverse stock split.

In 1998, a number of significant transactions took place. The Company, in September 1998, acquired International Computer Resources, Inc. ("ICR"), a Florida corporation, which does business as an IBM computer reseller, and Mantenimiento Electronico de Systemas, Ltd. ("MES"), a Colombian corporation, which does business as a computer integrator and service provider.

In November, 1998, Global acquired three additional Colombian corporations, Casa Informatica, S.A., ("CASA"), DLR & CIA, Ltda., ("DLR") and Microstar, Ltda. ("MICRO"). CASA, an IBM computer reseller, was acquired for $840,000.00 in cash and a promissory note (since paid) and 392,000 restricted shares of the Company's common stock (the "Common Stock") valued at $1,176,000. DLR, an IBM computer reseller and system integrator, was acquired for a total consideration of $600,000, which was paid $300,000 in cash and a promissory note (since partially paid) and 60,000 restricted shares of the Company's common stock valued at $300,000. The remaining payments under the promissory note to DLR ($120,000) were placed in escrow while the parties negotiate a settlement. The remaining balance on, MICRO, also a IBM computer reseller and system integrator, was acquired for a total consideration of $500,000, which was paid $150,000 in cash and a promissory note (since paid) and 70,000 restricted shares of the Company's common stock valued at $350,000.

Global now has three wholly owned or controlled operating subsidiaries:

                  Global DataTel de Colombia, S.A. (GDC), a Colombian corporation which is subsidiary, consisting of four acquired companies in Colombia, MES, CASA, DLR and MICRO. These companies are involved in the computer system integration business. Global owns 94.0% of the capital stock of GDC, with 100% of the voting rights. Under Colombian law, a foreign entity cannot own more than 94.0% of a Colombian corporation.

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                  On Line Latin America, S.A. (OLA), now known as eHola.com
                  S.A., a Colombian corporation, is in the Internet service business. Global owns 94.0% of the capital stock of OLA, with 100% of the voting rights.

                  eHOLA.com, Inc, (eHOLA), a Nevada corporation (formerly Electronic Latin America On-Line, Inc.), a wholly owned subsidiary, is in the Internet service business.

Global DataTel de Colombia was incorporated under the laws of Colombia on May 10, 1999, in Bogota, Colombia. The company was the combination of the 4 Colombian acquired companies, DLR, CASA, Microstar, and MES. OLA was incorporated under the laws of Colombia on January 3, 1999, in Barranquilla, Colombia, and subsequently changed its name to ehola.com S.A. The corporation was a newly formed company. Ehola.com,Inc., formerly known as On Line Latin America,Inc. was incorporated on December 31,1998, in Nevada. The corporation is a newly formed company.

The operations of International Computer Resources, Inc. ("ICR") are now conducted under Global DataTel, Inc., and form the North American component of the Information Systems Division.

Gold Coast Resources prior to September 1998 was involved in the marketing of the "Travel Agent's Hotel Guide", a publication that provided travel agents exposure to Hotels and hotels around the world. Prior to that, Gold Coast Resources was involved in oil, gas, mining and mineral investments.

On December 14, 1998, the Company sold its interest in a subsidiary, The Travel Agent's Hotel Guide, Inc., a Nevada corporation, to Ameriresources Technologies, Inc. in consideration for a convertible debenture in the face amount of $3,350,000, bearing interest at the rate of seven (7%) percent per annum and convertible in three years into common stock of Ameriresources. Gold Coast Resources had acquired a 20% interest in the Travel Agent's Hotel Guide, Inc. on August 17, 1998, by payment of 3,500,000 shares of Common Stock to David Newren, a former officer and director of the Company. The Company had previously acquired an 80% interest.

In April, 1999, we negotiated a letter of intent to acquire Malibu Shopping Networks, Inc., doing business as "Latin Pak," which company provides marketing and distribution services to the Latin American community. No agreement was ever entered into and the Company elected not to pursue this acquisition.

At one time, Gold Coast Resources pursued mergers with Biostasis, Inc., Shoulder Shade Products, Inc., Secure Bind, Inc., and Fox Broadcasting Inc., but rescinded these transactions in August 1998, canceling the 1,000,000 shares of preferred stock previously issued to each of these entities.



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(b) NARRATIVE DESCRIPTION OF BUSINESS.

Global DataTel de Colombia, (GDC) is the largest operating subsidiary of Global, with over 95% of its revenues and profits. This subsidiary is the South American component of our Information Systems Division. The North American component of our Information Systems Division presently accounts for approximately 5% of the Company's revenues and profits. GDC is a midrange to large system integration computer solution provider. In Colombia, GDC is authorized by various leading high tech companies as a reseller. An authorized reseller is a company that has met the minimum requirements established by a manufacturer in order to be able to resell that manufacturer's product. GDC represents such firms as IBM Corp., Compaq Computer, Microsoft, and Lotus. The GDC subsidiary has been authorized by IBM de Colombia to resell midrange and personal computer systems and IBM's operating system software and utilities in Colombia. We deal directly with IBM de Colombia for order fulfillment. We are also authorized to resell Compaq Corp. systems in Colombia. We can purchase directly or through their distributors as best suits our needs. The Microsoft Corp. has authorized GDC to be a Microsoft Solution provider. In that capacity, GDC integrates Microsoft products with other applications, i.e., installing and setting up Microsoft programs in the hardware and network elements being purchased by our customers as part of an integrated system. The Lotus Corp., an IBM company, has authorized us to resell their products. These products are primarily purchased through their authorized distributors in Colombia. Global is also an authorized reseller in Colombia of Global One telecommunications products and services. Global One is a corporation owned jointly by Sprint, French Telecom, and Deutsche Telecom. They operate Global One outside their primary markets. Because of changes in control of Global One no agreement is in effect and Global has not generated any revenues from Global One.

We are authorized distributors for IBM, and Lotus, and we have a written distribution agreement with JBA International, Inc. ("JBA") There are no exclusive sales territories for IBM, Compaq, Microsoft, JBA, Cisco Systems or Lotus. We do have an "installed base" with IBM, whereby any contact to buy IBM hardware by applicable customers is made through GDC.

The primary focus is to provide presale consulting to Colombia's largest national, government, and international companies, to determine the best solution to their particular information system requirements. Based upon this analysis, GDC can provide clients with a fully integrated solution which may include hardware, software and services from various sources. The products may include an AS/400 mini-computer, which becomes the host system in a centric computing architecture operating under IBM's proprietary OS/400 operating system. The applications suite that reside on these hosts may include an ERP application such as JBA's System 21 product localized and customized for each account. The Information Systems Division's main business is to provide system consulting, resale of new micro, mini, or mainframe hardware, as well as software and complementary contract services as needed. These services may include help desk, contract programming, training, and hardware/software maintenance contracts. Sale of new hardware typically may include wintel based micro computers such as IBM desktops, IBM AS/400-RS/6000 mini computers, and IBMS/390 mainframes. A typical sales cycle begins with either a sales lead from one of our suppliers such as IBM, or a direct outbound sales call from one of our salespersons. We market primarily in Colombia, with 4 offices in the major cities. Our staff includes 162

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employees, all of them full-time employees. Customer support is determined by the product or service that has been supplied to the account. In the case of new hardware, the supplier handles the warranty directly and subsequently may sell an ongoing service agreement. Software products may include Microsoft, Lotus, JBA, and several other complimentary application software programs as may be deemed necessary in order to provide satisfactory results. Services include various supplemental after sale products such as executive training, employee implementation, and long term contractual maintenance agreements.

Our largest order to date is from La Cachareria La Catorce a large supermarket chain headquartered in Cali, Colombia. This order is primarily for IBM point of sale hardware and software. While the parties negotiated a contract they chose instead to enter into a three-year plan beginning in 1999. Each year upon Global's submission of a budget and schedule of store by store implementation, GDC obtains a work order. Invoicing and payment is made when each store installation is completed. As of February 1, 2000, we had fulfilled approximately $850,000 of the plan rollout. There was a 12 month delay from the original schedule due to technical problems with IBM's network. The year 2000 should constitute $500,000 with the balance of a $5 million budget subject to review.

GDC formerly had a service agreement with the Colombian National Police to maintain and service their IBM Information System. This agreement ended in December, 1999, due to the fact that the National Police added 20 additional RS/6000 servers which they wanted the Company to maintain at no additional compensation. It was not profitable for the Company to do so. Our current service agreement covers power, original cabling, networking elements, connectors, switching and frames. In connection with our system integration services we provide the National Police with hardware from Cisco and Hewlett Packard, as well as cabling services needed for the installation, configuration and testing of their information system. We also receive installation assignments on an as-needed basis.

The customer support for software and services, may reside with Global, with certain levels of support accorded our company from the supplier. New product developments include e-commerce solutions as well localization of some software programs for our suppliers such as JBA. At the moment we have no intellectual property rights, or patents, and licenses.

The division operates across a broad horizontal marketplace and is not limited to any single vertical market. We compete in a very competitive marketplace against not only other integrators, but also manufacturers such as Sun Microsystems, as well as IBM themselves in certain instances. Management believes that Global is well positioned in the marketplace and has a good reputation in fulfilling the client contracts. Our competitors however, may have greater resources or superior products, than our offerings. The competitive nature of system integration requires a talented workforce to compete effectively. The competition may have expertise in certain areas that would give that company an edge in winning a contract and vice versa.

GDC has been selling integrated systems and providing enterprise resource planning (ERP) services in the manufacturing and distribution sectors, and competes, management believes, on the

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basis of price, quality and speed. ERP integrates all departments and functions across a company into a single computer system to serve, in an efficient and integrated fashion, the needs of the different departments. By including all of the hardware, software and services to implement a project from our broad portfolio of products and services, which includes electronic business to business applications, we maintain a competitive advantage. A growing percentage of sales is directly related to the business to business area, which is a natural complement to our integrated systems offerings.

Because of our concentration of business in Colombia, we are dependent on the laws of that country to offer our products and services. At present there is substantially no known detrimental regulations concerning the products we sell, such as IBM, Compaq and other computer manufacturers, as well the services we provide as part of standard set of offering to the commercial sector in Colombia. The Internet division has to date not been adversely effected by any governmental rules or regulatory laws. It is possible legislation may be enacted that could effect both divisions ability to conduct business in Colombia.

On Line Latin America, S.A. (now eHOLA.com S.A.), and eHOLA.com operate under our On Line Services Division. This division's main business is two-fold: to provide dial-up Internet access ("Internet Access") principally to do business in the United States, Central America, and South America, (which is marketed under the eHOLA name) and to provide both simple and sophisticated e-commerce business solutions ("Technology Solutions").

Our Internet access operations commenced on April 22, 1999. We presently offer Internet access in the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, El Salvador, Equador, Guatemala, Mexico, Paraguay, Peru, United States and Venezuela. We are in a testing phase, and are actively seeking subscribers. eHOLA offers, for one basic yearly subscription price per country, in the countries listed above, unlimited Internet access including the World Wide Web multilingual portal www.eHOLA.com. The service also includes free e-mail and Microsoft Internet Explorer browser. As of June 30, 2000, we had 343 Internet access subscribers, approximately 4,400 registered users, and revenues of $66,920.

The Internet in Latin America is still in its infancy as compared to the United States or Europe as looked at from a population penetration percentage. Although the market place is relatively new, competition is growing more robust. Though eHOLA endeavors to engage in predominately business-to-business e-commerce in Latin America where there is presently limited competition due to the high distribution channel barriers to entry, there is no guarantee that competition in this realm will remain comparatively tepid.

America OnLine's ("AOL") entrance into Latin America (AOL LA) has dedicated its effort to build dialup service and consumer oriented content. AOL LA has launched service in Brazil, and we expect that it will expand to other countries in Latin America, following the consumer oriented market. While it may take time to build brand name recognition in Latin America, with AOL's resources and expertise, it is expected that AOL LA will be a market leader. Nevertheless, we believe that the market is so large that we will be able to maintain our presence in the market place.


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eHOLA is moving towards being a business to business oriented company. As
Internet use in Latin America grows, more businesses will need to develop internet strategies. While AOL LA will affect the ISP portion of our business, our e-commerce, Web integration, hosting, connectivity and application service provider portions are not considered to be, at least today, affected by AOL LA. As AOL LA's marketing efforts bring more consumers to the Internet, more business oriented opportunities shall appear for eHOLA.

In February 2000, we opened an e-business center in Bogota, Colombia, including Global Plaza and Global Merchant. Global Plaza is an Internet site where our clients can build a virtual store where, for a monthly fee, they can link, promote, catalog and sell their products over the Internet and share our search capabilities without the need to acquire, operate and maintain their own hardware and software. Global Merchant is an e-commerce application that allows small, and medium size companies to create multiple virtual stores to exhibit, promote, and commercialize their products and services over the Internet by taking real-time sales orders from existing or perspective customers 24 hours a day, seven days a week. Global Merchant provides the ability to generate advertising spaces for each store, track performance and sales and derive consumer profiles to obtain demographic information. The Bogota center currently has three users, and is still in the process of launching. Presently, it is our goal for this center to provide services for all of Colombia. Once established, we will seek to open centers in Cali, Medillen and Baranquilla, Colombia.

The Technology Solutions operations are in their development stage. eHOLA endeavors to provide both simple and sophisticated e-commerce business solutions to Latin American companies with which eHOLA/com comes in contact by virtue of GDC's (and its progeny's) Web and system integration engagements, its Internet Access clientele, business visitors to its Internet business center, and through its own direct solicitations. eHOLA's Technology Solutions operations have attracted relationships with top-tier American technology providers (e.g., BroadVision) seeking to capitalize upon GDC's and eHOLA's Latin American synergies.

Global is not dependent upon any major customer at the present time. From time to time Global has had large government contracts. Such large government contracts or clients are, in the opinion of Management, an exception. As we purchase products only in connection with our sales, we do not experience backlogs.

The South American component of our Information Systems Division, GDC, accounts for approximately 95% of the Company's revenues. The North American component presently accounts for approximately 5%.

Global has no research and development costs to date.

Possible Future Acquisitions. Management believes that an important element of Global's strategy to be a lending provider of e-business and infrastructure solutions is and will continue to be organic growth and growth through acquisitions. The web and systems integration, Internet access and related businesses in Latin America are still relatively fragmented in comparison to similar

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companies in the United States. This fragmented market creates opportunities for companies like Global who are positioned to acquire small, independent companies throughout Latin America and then aggregate these companies within one business enterprise that can enjoy economics of scale and other synergies.

Global presently has no definitive agreements to consummate any such transactions, but has entered into discussions with a number of web and systems integration companies and Internet service providers in Latin America with respect to either entering into a letter of intent or acquiring an option to purchase such businesses. Management expects that any such transactions would be consummated, if at all, following the recapitalization and consummation of the GDIS Acquisition. Management also expects that the majority of the consideration paid to acquire such companies would be in the form of shares of Class B Common Stock of Surge Components, Inc. However, there can be no assurance that any such transactions will be consummated, or, if they are, as to the terms of the definitive purchase agreements.

Item 2.    Management's Discussion And Analysis or Plan of Operation.

Except for historical information, the materials contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange
Act) and involve a number of risks and uncertainties. These include the Company's losses, lack of working capital, general economic downturns, economic, social and political conditions in Colombia and other parts of Central and South America, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although forward-looking statements in this Report reflect the good faith judgment of the Company's management, such statements can only be based on facts and factors currently known by the Company. Consequently, forward-looking statements are inherently subject to risks and uncertainties, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by the Company in this Report, as an attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects.

Results of Operations

Three months ended March 31, 2000 as compared to the three months ended March 31, 1999.

Net sales for the quarter ended March 31, 2000 ("First Quarter 2000") decreased by $3,971,627, or 61%, to $2,530,385, as compared to $6,502,012 for the quarter ended March 31, 1999 ("First Quarter 1999"). This decrease was attributable primarily to having the Company's main supplier sell a significant amount of goods directly to customers, with the Company receiving a commission on the sale. In this way, the Company is limiting its credit risk. Approximately 85% of the sales in First Quarter 1999, or $5,572,097 were from the sales of computer equipment as compared to $1,716,534, or 68% of sales in First Quarter 2000.


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The Company's gross profit for First Quarter 2000 decreased by $710,115, or 43%, to $948,650, as compared to $1,658,765 for First Quarter 1999. The decrease in the gross profit resulted primarily from the decrease in sales volume. The Company has reduced the amount of inventory it keeps on hand and the related carrying costs as a result of the Company's main supplier selling directly to the customer. Additionally, a greater percentage of the sales during 2000 were from services provided to customers. These sales have historically had a higher gross profit than those of the sales of products. The receiving of commission on the sales made by the Company's main supplier directly to the Company's customers also results in an increased gross profit. As a result, gross profit as a percentage of sales increased from 26% in Fiscal 1999 to 37% in Fiscal
2000.

Selling, general and administrative expenses increased by $887,282, or 208%, to $1,312,286 in First Quarter 2000, as compared to $425,004 for First Quarter 1999. The increase in these expenses relates primarily to the costs associated with the operations of eHOLA, which commenced during the second quarter 1999.

Payroll expenses increased by $617,918, or 210%, to $911,918 in First Quarter 2000, as compared to $294,000 in First Quarter 1999. The increase is due to the hiring of additional staff such as marketing, design, and technical personnel. These increases are primarily due to the Company's commitment towards increasing sales and its related investment in internet e-commerce activities since the later part of 1999.

As a result of the above, the Company had a loss from operations totaling $1,387,920 in First Quarter 2000, as compared to income from operations totaling $853,676 in First Quarter 1999. Included in the net loss for First Quarter 2000, are losses totaling approximately $590,000 from the operations of eHOLA.

Year Ended December 30, 1999 as Compared to the Year Ended December 30, 1998

During 1998, the Company changed its focus, disposing of the operations previously carried on by the Company (primarily related to the publication of the Travel Agents Hotel Guide) and acquiring five companies operating in the computer and electronics industry and a developing company in the Internet service business. As a result, comparison of the Company's operations would not be meaningful. The following table summarizes the results of operations for the acquired companies:


                                                                           Year Ended December 31,
                                                                       1999                      1998
                                                                       ----                      ----
     Net sales                                                       $13,836,785              $21,457,159
     Cost of goods sold                                                8,411,701               15,620,783
     Gross profit                                                      5,425,084                5,836,376
     Selling, general & administrative expenses                        4,345,900                2,768,733
     Payroll and related expenses                                      3,541,784                2,626,204
     (Loss) profit from operations                                    (2,462,600)                 441,439


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Net sales for the year ended December 31, 1999 ("Calendar 1999") decreased by
$7,620,374, or 36%, to $13,836,785, as compared to $21,457,159 for the year ended December 31, 1998 ("Calendar 1998"). This decrease was attributable primarily to having the Company's main supplier sell directly to clients, with the Company receiving a commission on the sale. In this way, the Company limited its credit risk. Beginning during the first quarter of 2000, the Company reinstituted the policy of purchasing equipment from this supplier.

The Company's gross profit for Calendar 1999 decreased by $411,292, or 7%, to $5,425,084, as compared to $5,836,376 for Calendar 1998. The decrease in the gross profit resulted primarily from the decrease in sales volume. The Company has reduced the amount of inventory it keeps on hand and the related carrying costs as a result of the Company's main supplier selling directly to the customer. Additionally, a greater percentage of the sales during 1999 were from services provided to customers. These sales have historically had a higher gross profit than those of the sales of products. The receiving of commission on the sales made by the Company's main supplier directly to the Company's customers also results in an increased gross profit. As a result, gross profit as a percentage of sales increased from 27% in Calendar 1998 to 39% in Calendar 1999.

Selling, general and administrative expenses increased by $1,577,167, or 57%, to $4,345,900 in Calendar 1999, as compared to $2,768,733 for Calendar 1998. The increase in these expenses relates to the costs associated with the commencing of operations for eHOLA.

Payroll expenses increased by $915,580, or 35%, to $3,541,784 in Calendar 1999, as compared to $2,626,204 in Calendar 1998. The increase is due to the hiring of additional staff such as marketing, design, and technical personnel. These increases are primarily due to the Company's commitment towards increasing sales and its related investment in Internet e-commerce activities during the third quarter of Calendar 1999.

As a result of the above, the acquired companies on a pro forma basis, had a loss from operations totaling $2,462,600 in Calendar 1999, as compared to income from operations totaling $441,439 in Calendar 1998.

Liquidity and Capital Resources

As of March 31, 2000

The Company's Current Ratio dropped from 0.85 at December 31, 1998 to 0.71 at December 31, 1999, to 0.64 at March 31, 2000, as a result of an increase of other current assets, accounts payable and accrued expenses. At March 31, 2000, and December 31, 1999, the Company has a working capital deficiency totaling $3,351,536 and $1,960,013, respectively. The deficiency primarily relates to the funds expended for the purchase of Micro, DLR and Casa in 1998 and start up costs relating to eHOLA. The Company incurred losses totaling $1,387,920 during the First Quarter 2000 and $3,218,822 during Calendar 1999, which it financed through increases in accounts payable, accrued expenses, note payable from Surge Components, Inc and proceeds totaling $300,000 from the issuance of stock. The Company's accounts receivable at March 31, 2000 exceeded revenues for

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the first quarter 2000. This resulted from approximately 44% of the sales for the quarter occurring in the month of March. In addition, according to Colombian law, the Company is required to include in all invoices a 15% tax on sales.

During the three months ended March 31, 2000, Global had net cash used in operating activities of $1,332,205, as compared to $1,066,664 used in operating activities in the three months ended March 31, 1999. The increase in cash used in operating activities resulted primarily from losses incurred during the three months ended March 31, 2000.

Global had net cash used in investing activities of $60,000 for the three months ended March 31, 2000. These costs relate to the acquisition of the assets of Global by Surge, as more fully described below.

Global had net cash provided by financing activities of $1,320,350 for three months ended March 31, 2000, as compared to $1,083,790 for the three months ended March 31, 1999. This increase in the cash provided by financing activities was a result of proceeds from a convertible note with Surge as described more fully below. As a result of the foregoing, Global had a net decrease in cash of $136,199 during the three months ended March 31, 2000, as compared to a net increase of $55,478 for the three months ended March 31, 1999.

As substantially all of the Company's operations are currently conducted in Colombia, the Company is subject to special consideration and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Colombia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittance abroad, and rates and methods of taxation, among other things.

At March 31, 2000 Global had only one class of common stock outstanding and a Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a liquidating value of no less than $35,000,000 and has preference over all other stock in a liquidation. The conversion value is based on the liquidating value and a maximum share price of 111 shares of common stock for one share of preferred stock. There are no arrearage in preferred dividends. On June 25, 1999, the shares were converted into 13,000,001 shares of Global's common stock.

The Colombian subsidiaries obtain short-term financing from banks and financing companies. Interest on such obligations range between 34% and 44% annually and is determined by the financing source subsequent to the availability of funds. Offices of the companies personally guarantee most of these obligations and the balance owed as of March 31, 2000 approximated $746,380.

ICR and Global have available lines of credit aggregating $148,750, at 10% interest, personally guaranteed by the majority stockholder of Global, for working capital purposes. As of March 31, 2000, the balance owed on this line of credit was approximately $135,612.

         The Company currently has no material commitments for capital expenditures as of March 31, 2000 or December 31, 1999.

         In December 1999, Global granted options to purchase 550,000 shares of Global's Common Stock to an officer of Global. The options were exercisable over a three year period at an exercise price of $.52 per share. In March 2000, the options were exercised using the cashless method into 492,800 shares of Global's Common Stock.

As of December 31, 1999 as Compared to December 31, 1998

Global's Current Ratio changed to 0.71 at December 31, 1999, as compared to 0.85 at December 31, 1998, as a result of an increase of other current assets, accounts payable and accrued expenses. At December 31, 1999, Global has a working capital deficiency totaling $1,960,013. The deficiency primarily relates to the funds expended for the purchase of Micro, DLR and Casa in 1998 and start up costs relating to eHOLA. Global incurred losses totaling $3,218,822 during Fiscal 1999, which it financed through increases in accounts payable, accrued expenses, note payable from Surge Components, Inc. ("Surge") and proceeds totaling $300,000 from the issuance of stock. Since its working capital has been limited, obligations and commitments have gone unfulfilled. The Company's current financial situation, as well as the ongoing funding to support the initial operations of eHOLA, will require the Company to obtain additional financing in order to meet its obligations during the next twelve months.

The Company has had losses generated from operations for several years. These losses have generally been financed through stockholder loans, proceeds from stock issuances or the issuance of shares to pay for services rendered to the Company. During 1998, Gold Coast issued 1,198,500 shares of its common stock to officers, directors, employees and others for services rendered. The shares were valued at $.20 per share. During 1998, Gold Coast issued 2,870,000 shares of its common stock for cash at $.20 per share pursuant to rule 504 of Regulation D. On February 5, 1999, the Company did an offering under Rule 504 of Regulation D for 100,000 shares of its common stock at $3.00 per share. The offering was subscribed to in full by a stockholder.

At one time, Gold Coast Resources pursued mergers with Biostasis, Inc., Shoulder Shade Products, Inc., Secure Bind, Inc., and Fox Broadcasting Inc., but rescinded these transactions in August 1998, canceling the shares of preferred stock previously issued to each of these entities.

On September 30, 1998, the Company acquired all of the outstanding stock of ICR in exchange for 105,000 shares of convertible preferred stock and 4,243,843 shares of common stock. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The purchase has been reported and accounted for as a reverse acquisition.

On September 30, 1998, the Company acquired MES for 357,143 common shares of the Company's common stock, valued at the book value of MES. The net assets acquired and liabilities assumed approximated $1,152,000 and $913,000, respectively.

On November 30, 1998, the Company acquired Casa for $840,000, payable in 9 monthly payments of $93,333 commencing at the date of the closing and 392,000 shares of the Company's Common

Stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,300,000 and $1,800,000, respectively. The purchase resulted in goodwill of approximately $512,000.

On November 30, 1998, the Company acquired DLR for $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter, as defined) in cash, and 60,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. The acquisition resulted in goodwill of approximately $502,000. The Company did not make the payments as required and is in default on the remaining obligation. In March 2000, the remaining payments under the agreement totaling $120,000 were placed in escrow while the parties negotiate a settlement.

On November 30, 1998, the Company acquired Micro for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $890,000 and $748,000, respectively. The purchase resulted in goodwill of approximately $218,000.

On December 14, 1998, the Company sold its interest in a subsidiary, The Travel Agent's Hotel Guide, Inc., a Nevada corporation, to Ameriresource Technologies, Inc. in consideration for a convertible debenture in the face amount of $3,350,000, bearing interest at the rate of seven (7%) percent per annum and convertible in three years into common stock of Ameriresource. Gold Coast Resources had acquired 20% interest in the Travel Agent's Hotel Guide, Inc. company on August 17, 1998, by payment of 3,500,000 shares of Common Stock shares to David Newren, a former officer and director of the Company. The remaining 80% had previously been acquired by the issuance of 300,000 shares of Gold Coast Resources common stock.

At December 31, 1998, the Company has only one class of common stock outstanding and a Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a liquidating value of no less than $35,000,000 and has preference over all other stock in a liquidation. The conversion value is based on the liquidating value and a maximum share price of 111 shares of common stock for one share of preferred stock. There are no arrearages in preferred dividends. On June 25, 1999, the shares were converted into 13,000,001 shares of the Company's common stock.

On March 14, 1996, DLR obtained a mortgage from a bank for the purchase of their office facility in Bogota, Colombia. The mortgage expires on March 2012 and had an initial principal balance of $99,400. The mortgage agreement allows for an increase in the outstanding principal balance due to monetary adjustments as mandated by the Colombian Central Bank.

The Colombian subsidiaries obtain short-term financing from banks and financing companies. Interest on such obligations range between 34% and 44% annually and is determined by the financing source subsequent to the availability of funds. Most of these obligations are personally guaranteed by officers of the companies and the balance owed as of December 31, 1999 approximated $450,000.

ICR has available a $100,000 line of credit, at 10% interest, personally guaranteed by the majority stockholder of the Company, for working capital purposes. As of December 31, 1999, the balance owed on this line of credit was approximately $95,000.

The Colombian subsidiaries have credit facilities from IBM for the purchase of computer equipment which are guaranteed by certain shareholders and officers of the Colombian subsidiaries. The available credit facilities at December 31, 1999 approximated $1,200,000 for Casa, $600,000 for DLR, and $150,000 for Micro. The outstanding balances at December 31, 1999 totaled $2,119,915.

In April 1999, the Company entered into an option agreement with a consultant, in partial payment for services rendered. The agreement grants 250,000 shares of the Company's common stock, at an exercise price of $5.75 per share. The options are non-dilutive. To date, no options have been exercised.

In October 1999, the Company issued a subordinated Convertible Promissory Note (the "Note") in the amount of $1,000,000. The Note is due on June 1, 2000 and accrues interest at the rate of 10% per annum. Upon the successful completion of the asset purchase by Surge, the Note is canceled and all interest accrued to date will be forgiven. If the asset purchase with Surge is not completed by February 28, 2000 or is not approved by the shareholders of both companies, Surge at its sole discretion may convert the Note into the common stock of the Company at a conversion price equal to 90% of the average closing price of the Company's common stock for the twenty previous trading days. In January 2000, the Note was cancelled to Surge and replaced with a new note totaling $4,100,000.

In December 1999, the Company entered into an asset purchase agreement with Surge, whereby Surge would acquire the assets of the Company in exchange for stock to be treated as a "tracking stock" covering the assets sold by the Company. Among other conditions, the completion of the acquisition is conditioned on the approval of both Companies' stockholders and successful completion of due diligence. The Company issued 1,000,000 shares of the Company's Common Stock for investment banking services in connection with this transaction.

In February 2000, the Company replaced the previous Subordinated Convertible Promissory Note ("Convertible Note") with Surge totaling up to $6,250,000. Through February 29, 2000, $2,165,876 has been loaned to Global, and the remaining $4,084,124 may be loaned to Global, upon satisfaction of certain conditions. The Convertible Note accrues interest at the rate of 10% per annum. Upon completion of the Company's acquisition by Surge, the Convertible Note and all accrued interest will be forgiven. If the acquisition does not occur by July 30, 2000, Surge, at its own discretion, may convert this note into the common stock of the Company on a dollar for dollar basis at a conversion price equal to 90% of the average closing price of the Company's Common Stock for the preceding 20 trading days or Surge may demand repayment. The Convertible Note is secured by the pledging of certain shares of stock owned by the President of the Company.

Impact of Recently Issued Accounting Standards

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the interpretations of certain revenue recognition issues by the staff of the Securities and Exchange Commission. The guidance provided by SAB 101 has been adopted effective January 1, 2000. The Company does not expect there to be a material impact of this standard in its financial statements.

Inflation

The effects of inflation have lessened in recent years as indicated by the average consumer price index, which has been below 3% in each of the past two years. The Company has generally been able to offset the impact of rising costs through purchase price reductions. As a result, inflation has not had, nor is it expected to have, a significant impact on the Company's business. However, inflation and changing interest rates have had a significant effect on the economy in general and, therefore, could affect the Company's future operating results.

Item 3.  Properties.

The Company presently maintains the following facilities:

Information Systems Division - North America

         An office suite totaling approximately 2,000 sq. ft. in Delray Beach, Florida, which is leased through the year 2001, at a yearly rental of $37,709. The building is a commercial technical center with approximately 5 individual companies located directly adjacent. In June 2000, Global relinquished approximately 2,500 square feet of warehouse space which was underutilized and rented a 1,000 square foot warehouse at $151.86 per month.

Information Systems Division - South America

Bogota, Colombia- One sales office totaling 6,000 sq. ft., which is leased through May, 2000. The annual rent is $69,600.00.

One service office totaling 4,000 sq. ft., which is leased through April, 2001. The annual rent is $19,200.00; and

One administration building totaling 5,000 sq. ft., which is a standalone structure that is 75% utilized and has enough room for expected growth. This building is owned by the Company without major encumbrances other than a first mortgage.

         Cali, Colombia- One sales/technical office totaling 1200 sq. ft., which leased through January, 2000. The annual rent is $10,200.00.

Medillen, Colombia- One sales/technical office totaling 95 sq. meters, which is leased through December, 1999. The annual rent is $6,600.00.

         Barranquilla, Colombia- One sales/technical office totaling 2,500 sq. ft., which is leased through August, 2000. The annual rent is $19,200.00.

         We are considering relocating to a central facility in Bogota, Colombia in early 2000, which would replace the two rental offices there.

On Line Services Division - North America

The On Line Services Division shares the Information Systems Division offices.

On Line Services Division - South America

         One administrative/sales/technical office of 5,000 sq. ft. in Barranquilla, Colombia, which is leased through January, 2001. The annual rent is $43,200.00.

         Our present annual lease obligations for 1999 totals approximately $205,000.00. Renewable leases provide for rental increases of 5%-10%.

         All corporate facilities are covered by general business insurance policies. Present utilization of our facilities is at approximately 75%.

         We also utilize our suppliers' in-country backbone facilities to allow access to our network, thereby eliminating any need for additional offices in separate countries.

Item 4.  Security Ownership of Certain Beneficial Owners And Management


The following table sets forth information known to Global regarding the beneficial ownership, as defined in applicable regulations, of our common stock as of May 3, 2000 by the following individuals or groups: each person or entity who is known by Global to own beneficially more than 5% of our outstanding stock; each of the Executive Officers identified in the Summary Compensation Table; each director of Global; and, all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 23,891,954 shares of common stock outstanding as of May 3, 2000 (1). All share amounts give retroactive effect to a one-for-two reverse stock split effected by Global in late 1998. Common stock is the only outstanding class of voting security of Global.



Name/Address                                                       No. of Shares (2)              Percentage
Owner                                        Class                 Beneficially Owned              of Class
-------------                                -----                 ------------------             ---------
Mario Habib(3)(6)                           Common                       997,800                   4.0%

Antonio Serrato(3)(7)                       Common                       388,000                   1.6%

Richard Baker(3)(4)                         Common                     4,250,144                  17.5%

Rafael Delgado(3)(5)                        Common                       144,816                  less than 1%

AVG Family Trust(12)                        Common                     3,592,929                  15.0%

Lynn Tanner(8)(9)                           Common                     3,792,928                  15.9%

Robert P. DePalo(10)                        Common                     1,700,000                   7.1%

Old Oak Fund, Inc.(11)                      Common                     1,794,000                   7.5%

Jerre Daye(13)                              Common                         --                     less than 1%

Officers and Directors as a
Group (4 persons)                           Common                     5,705,760                  22.9%

-------------------

     (1) Does not include 1,000,000 shares held by International Technology Marketing, Inc. as to which a stop order has been imposed at the request of the Company and which the Company is seeking to have cancelled.

     (2) Assumes the exercise of all options (identified below) held by management exercisable within 60 days, which would increase the outstanding common stock by 1,000,000.

     (3)  Address, c/o Global DataTel, Inc.

     (4) Includes options held, but not exercised, to acquire an additional 350,000 shares at $7.12 per share.

     (5) Includes options held, but not exercised, to acquire an additional 100,000 shares $7.12 per share.

     (6) Includes options held, but not exercised, to acquire an additional 350,000 shares $7.12 per share.

     (7) Includes options held, but not exercised, to acquire an additional 200,000 shares $7.12 per share.

     (8) Address, c/o David Kagel, Esq. 1801 Century Park East, Suite 2500, Los Angeles CA 90067.

     (9) Includes 459,595 shares held by Dolphin Waves, Inc.; 1,111,111 shares held by Surrey Management Ltd.; 1,111,111 shares held by Walcon Industries, Inc.; and 1,111,111 held by Willside International, Inc.

     (10) Address, 488 Madison Avenue, 8th Fl., New York NY 10022.

     (11) Address, 488 Madison Avenue, 8th Fl., New York NY 10022.

     (12) The Company does not know the ultimate beneficial owner of the AVG Family Trust. The address for the AVG Family Trust is c/o Stuart Rosenblum, Esq., 488 Madison Avenue, 11th Floor, New York, New York 10020.

     (13)  Jerrey Daye is currently a director of Global.


Item 5.  Directors And Executive Officers.

The following table sets forth certain information with respect to our executive officers and directors as of December 31, 1999.

   Name                          Age        Position Held
   ----                         ----        -------------
   Richard Baker                 41         President, CEO, Chairman of the
                                            Board
   Antonio Serrato               65         Vice-President, COO, Director
   German Ramirez                55         CFO
   Jerre Daye                    50         Director

   GLOBAL DATATEL DE COLOMBIA
   Rafael Delgado                50         President

   ON LINE LATIN AMERICA, S.A
   AND eHOLA.com, INC.
   Mario Habib                   42         President


RICHARD BAKER, PRESIDENT, CEO, CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Baker was President, CEO and Chairman of the Board of Directors of Global since December, 1998 to June 28, 2000, at which time he resigned each of these positions. Mr. Baker founded International Computer Resources, Inc. ("ICR") in April of 1992. ICR is a U.S. IBM

Business Partner specializing in the IBM AS/400 and RS/6000 mid-range platforms, and now a wholly owned subsidiary of Global. Mr. Baker was also an owner of Mantenimiento Electronic de Systemas, Ltd. ("MES"), a company incorporated in 1986, and involved in the maintenance of IBM midrange and mainframe computer systems throughout the country of Colombia, now also a subsidiary of Global. Mr. Baker has approximately 10 years experience in Latin America business operations. Mr. Baker attended Palm Beach Community College from 1985 to 1987.

     ANTONIO SERRATO, VICE-PRESIDENT, COO and SECRETARY. Mr. Serrato has been Vice-President and COO of Global since December 14, 1998 and Secretary since December, 1999. Mr. Serrato became President of the Company upon Mr. Baker's resignation on June 28, 2000. Prior to that time, and since 1993, Mr. Serrato was General Manager of MES, now a wholly owned subsidiary of Global. Prior to his employment with MES, Mr. Serrato was an IBM World Trade vice president, with responsibility over an extensive sales force. Mr. Serrato has extensive experience in Latin America computer sales and management. Mr. Serrato received an engineering degree from the National University, Bogota, Columbia in 1959.

     GERMAN RAMIREZ, CFO - Mr. Ramirez has been CFO since August 1999. Mr. Ramirez was formerly director of finance for IBM de Colombia, having been employed by IBM de Colombia from 1970 to 1995, when he retired. Mr. Ramirez received a B.A. from Universidad de LaGrande, Colombia.

     JERRE DAYE, DIRECTOR - Mr. Daye has been Director of Global since December, 1998. Mr. Daye is the President, since 1992, of Bayou Terrabone Real Estate, a licensed auction and real estate company in Louisiana.

SUBSIDIARIES: OFFICERS

GLOBAL DATATEL DE COLOMBIA

RAFAEL DELGADO, PRESIDENT - Mr. Delgado has been President of Global DataTel De Colombia, S.A., ("GDC"), a subsidiary of Global, since December, 1998. Prior to that, Mr. Delgado was the founder, in 1993, of Casa Informatica, an IBM Business partner in Colombia, which was acquired by Global. Casas' principal business was system integration projects for midsize to large clients in Colombia. Mr. Delgado has extensive experience in computer sales and management.

ON LINE LATIN AMERICA, S.A. AND EHOLA.COM, INC.

MARIO HABIB, PRESIDENT - Mr. Habib has been President of On Line Latin America, S.A. ("OLA") and eHOLA.com, Inc. ("eHOLA"), wholly owned subsidiaries of Global, since December, 1998. From 1979 to 1998 Mr. Habib was the General Manager of Yidi Industries, a manufacturing concern. Mr. Habib received a bachelor's degree in mechanical engineering from Purdue University in 1979.

Item 6.  Executive Compensation.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation awarded to, earned by or paid to the named executive officer for services rendered to Global in all capacities for the fiscal years ended December 31, 1997 and December 31, 1998, by each person serving as Global's Executive Officers in the fiscal years ended December 31, 1998 and December 31, 1999.


                                                                                                    Long-Term
                                                                                                  Compensation
                                                                    Annual                           Awards
                                                                 Compensation                      Securities
                                                                 ------------                      Underlying
                                                                                                  Options/SARs
Name                                 Year               Salary($)             Bonus($)                 (#)
----                                 ----               ---------             ---------           -------------

Richard Baker                       99               $200,000                 0                         0
President & CEO                     98               $ 75,000                 0                         0
                                    97               $ 75,000                 0                         0
                                    96               $ 75,000                 0                         0

Antonio Serrato                     99               $150,000                 0                         0.
Vice-President                      98               $ 75,000                 0                         0
COO                                 97               $ 80,000                 0                         0
                                    96               $ 75,000                 0                         0

Rafael Delgado                      99               $105,000                 0                         0
President of                        98               $105,000                 0                         0
GDC                                 97               $ 90,000                 0                         0
                                    96               $ 60,000                 0                         0

Mario Habib                         99               $180,000
President of                        98               $135,000                 0                         0
OLA                                 97               0                        0                         0
and eHOLA                           96               0                        0                         0

German Ramirez                      99               $78,000                  0                         0

The above table reflects annual salaries for positions held in 1996, 1997 and 1998 with what are now our subsidiaries.

                        OPTION GRANTS IN LAST FISCAL YEAR


The table below includes the number of stock options granted to the named executive officers in the Summary Compensation Table during Fiscal 1999 and exercise information.

                                                 Individual Grants

                      Number of Securities       Percent of Total Options
                      Underlying Options          Granted to Employees in                Exercise            Expiration
Name                       Granted(#)                  Fiscal Year                      Price ($/sh)             Date
----                  --------------------       -------------------------              ------------         -----------
Richard Baker              350,000                       17.86                             7.12               6/1/04

Antonio Serrato            200,000                       10.20                             7.12               6/1/04

Rafael Delgado             100,000                        5.10                             7.12               6/1/04

Mario Habib                350,000                       17.86                             7.12               6/1/04
                           200,000                       10.20                             2.00               12/8/02
                           550,000                       28.06                              .52               12/29/09


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

The table below includes information regarding the value realized on option exercises and the market value of unexercised options held by the named executive officers, in the Summary Compensation Table during Fiscal 1999. The numbers below are based on a market price of $2 per Common Share at the close of business on December 31, 1999.

                                                                  Number of                   Value of
                          Shares                                 Unexercised                 Unexercised
                         Acquired                           Options at FY-End (#)           In-The-Money
                            on                Value             Exercisable/            Options at FY-End($)
Name                   Exercise (#)       Realized ($)          Unexercisable         Exercisable/Unexercisable
----                   ------------       ------------          -------------         -------------------------
Richard Baker                 0                 0                  350,000/0                     0/0

Antonio Serrato               0                 0               200,000/00/0                     0/0

Rafael Delgado                0                 0                  100,000/0                     0/0

Mario Habib                   0                 0                1,100,000/0                 814,000

As of June 1, 1999, we have entered into employment agreements with the following executive officers and key personnel:

RICHARD BAKER: Mr. Baker formerly had a 3 year employment agreement as the President and CEO of Global DataTel, Inc. with a base salary of $200,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $1,000,000.

ANTONIO SERRATO: A 3 year employment agreement as Vice President and COO of Global DataTel, Inc. with a base salary of $150,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

RAFAEL DELGADO: A 3 year employment agreement as the President of Global DataTel de Colombia, with a base salary of $80,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

MARIO HABIB: A 3 year employment agreement as the President of eHOLA.com and On Line Latin America, S.A., with a base salary of $180,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements discussed above contained grants of the following options to purchase common stock, which options are immediately exercisable:

               RICHARD BAKER 350,000 options @ $ 7.12 each
               ANTONIO SERRATO 200,000 options @ $ 7.12 each RAFAEL DELGADO 100,000 options @ $ 7.12 each MARIO HABIB 350,000 options @ $ 7.12 each

None of these options have been exercised.

On December 29, 1999, Mario Habib was granted option to purchase 550,000 shares of the Company's common stock at $.52 per share pursuant to the Company's 1999 Incentive and Non- Qualified Stock Option Plan. These options were exercised in February, 2000 under the cashless exercise provisions of the Plan, resulting in the issuance of 492,800 shares to Mr. Habib.

The Company also has employment agreements with the following individuals:

ANTONIO HABIB: A 3 year employment agreement as the Regional Sales Manager of Global DataTel de Colombia, at an annual salary of $60,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

CARLOS MEJIA: A 3 year employment agreement as the General Manager of Global DataTel de Colombia, at an salary of $65,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements for these individuals also grant the following options:

    CARLOS MEJIA                25,000  options @ $7.12 each
    ANTONIO HABIB               15,000  options @ $7.12 each

Each of the above have also executed confidentiality, non-solicitation and non-competition agreements, which restrict the individual's activities for one year after they cease working for us.

The Company's directors currently serve without compensation.

Item 7.  Certain Relationships And Related Transactions.

On September 30, 1998, the Company purchased 100% of the shares of International Computer Resources, Inc. ("ICR") and Mantenimiento Electronico de Systemas, Ltd. ("MES"). ICR was formerly owned 33.3% by Richard Baker, Global's former President, CEO and Chairman of the Board, 33.3% by Dolphin Waves, Inc. and 33.3% by AVG Family Trust. The consideration paid by Global to the former ICR shareholders, consisted of 4,243,843 restricted shares of Global Common Stock, and 105,000 shares of Global Convertible Preferred Stock. MES was formerly owned 51% by Mr. Baker and 49% by Antonio Serrato, Global's Vice President, COO and Secretary. The consideration paid by Global to the former MES shareholders consisted of 357,153 restricted shares of Global Common Stock. (See "Consolidated Financial Statements" and Notes thereto) eHOLA.com, Inc., previously owned solely by Mr. Baker, was also acquired by Global for $1.00. In addition to the shares of the company's common stock and preferred stock received by Mr. Baker, he was given the right to vote all of the other issued shares of the Company's Series A Convertible Preferred Stock.

During 1998 and prior to change of control to present management in December 1998, the Company issued 1,198,500 shares of the Company's common stock to certain former officers, directors and shareholders. Included in this issuance were 125,000 and 50,000 shares issued to David Newren and Lauren Olson, respectively, the sole directors of the Company for fair consideration.

On August 19, 1998 , the Company issued 3,500,000 shares of the Company's Common Stock to a former officer, director and principal shareholder of the Company, David Newren, for his 20% interest in Travel Agent's Hotel Guide, Inc., a former subsidiary of the Company, and the return of 1 million shares of preferred stock of the Company. The remaining 80% had been previously acquired by the Company through the issuance of 300,000 shares of the Company's common stock. (See "Consolidated Financial Statements" and Notes thereto).

On February 5, 1999, Global sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share. AJL Investments was at that time a 5% shareholder of the Company.

During December 1996, Gold Coast acquired 135,751 shares of Synfuels Technology, Inc. by issuing 1,585,040 shares of its restricted common stock. An additional 30,125 shares were acquired by issuing 500,000 shares of its common stock. These shares were exchanged for 17.2 acres of land in Henderson,

Nevada, in December, 1996. This land was subsequently lost through repossession. Gold Coast's former President was also an officer of Synfuels Technology, Inc.

Item 8.  Description of Registrant's Securities.

Our Certificate of Incorporation authorizes 50,000,000 shares of $0.001 par value common stock. As of June 30, 1999, there were issued and outstanding 22,495,623 shares of common stock, after giving effect to the conversion in June, 1999 of all issued Class A Preferred Stock into 13,000,000 shares of common stock. There is no longer any preferred shares issued or outstanding.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares have the ability to elect the directors. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has not, however, previously paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of the Company the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, when issued, fully paid and nonassessable.

The Company's Transfer Agent is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, TX 75244.

                                     PART II

Item 1. Market Price of And Dividends on The Registrant's Common Equity And Related Stockholder Matters.

Our common stock has had a limited market in the Over-The-Counter Bulletin Board (OTCBB), under the Symbols "GCRI", GCRID, "GDIS", "GDISD" and "GDISE". The stock was removed from trading on the OTCBB on December 2, 1999. The following is a summary of the high ask and low bid for each quarter (with the volume traded in that quarter) since commencement of trading in February, 1997, as provided by NASDAQ Trading & Market Services and the National Quotation Bureau:

                                 HIGH/ASK                  LOW/BID
1997

Q2                                18.0000                   1.2500
Q3                                 6.5000                   0.7500
Q4                                 6.0000                   0.5000

1998

Q1                                 5.0000                   2.0000
Q2                                 2.8750                   1.1250
Q3                                10.0000                   0.0625
Q4                                20.0000                   1.0000

1999

Q1                                13.1250                   5.8125
Q2                                17.3750                   5.6875
Q3                                11.0000                   5.0000
Q4                                 7.0000                     .004



The Company had approximately 519 shareholders of record as of April 17, 2000.

Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark- down or commissions and may not represent actual transactions.

The Company has never declared or paid any dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.

Item 2.  Legal Proceedings.

The Company has been named by Seven Oaks Holdings as a third-party defendant in litigation in connection with the reissuance of a stock certificate for approximately 400,000 shares, with restrictive legend. A shareholder of the Company had pledged the shares to Seven Oaks Holdings in connection with a loan transaction. The Company believes that it has meritorious defenses to such action. The action, initially commenced in May, 1999, is pending in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida, Case No. CL 99-4900 AI, and is entitled "Joseph Charles & Associates, Plaintiff, and Classic Inns, Inc., Plaintiff Intervenor, vs. Seven Oaks Holdings, Limited, Defendant/Third Party Plaintiff, vs. Global DataTel, Inc. and Signature Stock Transfer, Inc., Third Party Defendants."

On October 5, 1999, the United States Securities and Exchange Commission ("SEC") issued a Formal Order Directing Private Investigation pursuant to Section 20(a) of the Securities Act and Section 21(a) of the Exchange Act in the Matter of Global DataTel, Inc., to determine if any acts or practices were in violation of Sections 17(a) and 17(b) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Company believes that the SEC's investigation is focused on the accuracy of information published by the Company. The Company has responded to all requests for documentary information sought by the SEC in its investigation. The Staff has taken testimony in this matter.


Item 3. Changes in And Disagreements With Accountants on Accounting And Financial Disclosures.

In December, 1998, the Company retained as auditors, Infante, Lago & Company, as that firm was familiar with dealing with Latin American companies. Prior thereto, the Company's auditors were Schvaneveldt & Company. The change was not due to any disagreement in accounting principles or practices followed by the Company. On December 2, 1999, the Registrant was informed by Jesus Lago, CPA, the engagement partner responsible for Global DataTel, Inc.'s audit, that he had resigned from the firm of Infante, Lago & Company and that the Registrant must retain (i) Roger Infante, CPA, (ii) Mr. Lago's new firm, the DeCarlo group or
(iii) a new accounting firm. On December 16, 1999, the registrant retained the firm of Seligson & Giannattasio as its new auditors. A Form 8-K was filed with regard to this change on January 10, 2000.

Item 4. Recent Sales of Unregistered Securities

The issuance of shares by the Company in connection with the hereinafter described acquisitions of ICR, MES, DLR and MicroStar, as well as the terminated acquisitions described below, were each transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act"), as a transaction by an issuer not involving any public offering. No unregistered distribution of the Company's securities was made in any of the transactions without an appropriate exemption from the registration requirements. The issuance of shares pursuant to the exemption from registration pursuant to Regulation D under the Securities Act is also noted where appropriate.

Unless otherwise indicated below, no underwriters or placement agents were involved in any transactions.

In 1997, the Company engaged in negotiations for various entities wherein preferred stock was issued. These investors were exempt from registration under
Section 4(2) of the Securities Act. The Company issued approximately 4,500,000 shares of preferred stock in connection with Biostasis, Inc., Shoulder Shade Products, Inc., Secure Bind, Inc., Fox Broadcasting Inc. and the acquisition of Travel Agents Hotel Guide, Inc. All of the proposed acquisitions were cancelled. These preferred stock transactions were reversed in August, 1998. (See "Consolidated Financial Statements" and Notes thereto).

During December 1996, Gold Coast acquired 135,751 shares of Synfuels Technology, Inc. by issuing 1,585,040 shares of its restricted common stock. An additional 30,125 shares were acquired by issuing 500,000 shares of its common stock pursuant to an exemption under Regulation D. These shares were exchanged for
17.2 acres of land in Henderson, Nevada in December 1996. This land was subsequently lost through repossession. Gold Coast's president at the time of the transaction was also an officer of Synfuels Technology, Inc.

During 1998, and prior to change of control to present management in December 1998, the Company issued 1,198,500 shares of the Company's common stock to certain former officers, directors and shareholders. Included in this issuance were 125,000 and 50,000 shares issued to David Newren and Lauren Olson, respectively, the sole directors of the Company for fair consideration.

On August 19, 1998 , the Company issued 3,500,000 shares of the Company's Common Stock to a former officer, director and principal shareholder of the Company, David Newren, for his 20% interest in Travel Agent's Hotel Guide, Inc., a former subsidiary of the Company, and the return of 1 million shares of preferred stock of the Company. The remaining 80% had been previously acquired by the Company through the issuance of 600,000 shares of the Company's common stock. (See "Consolidated Financial Statements" and Notes thereto.

On September 30, 1998, the Company acquired all of the outstanding stock of ICR in exchange for 105,000 shares of convertible preferred stock and 4,243,843 shares of common stock. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The purchase has been reported as a reverse acquisition. (See "Item 7. Certain Relationships and Related Transactions," above).

On September 30, 1998, the Company acquired MES for 357,143 common shares of the Company's common stock, valued at the book value of MES. The net assets acquired and liabilities assumed approximated $1,152,000 and $913,000, respectively. (See "Item 7. Certain Relationships and Related Transactions," above).

On November 30, 1998, the Company acquired DLR from Daniel Lopez Rios, $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter), in cash, and 60,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. As a result of, and subsequent to the acquisition, Mr. Rios was appointed as Sales Manager of Global DataTel de Colombia. Mr. Rios was not an affiliate of Global prior to such time.

On November 30, 1998, the Company acquired MICRO from Mario Habib, Antonio Habib, and Zuleima Yidi for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's common stock, valued at $3.00 per share, which was allocated among the three former shareholders of MICRO. As a result of, and subsequent to the acquisition of MICRO, Mr. Mario Habib was subsequently appointed as the President of eHOLA.com and On Line Latin America, S.A., and Antonio Habib was appointed as Regional Sales Manager of GDC. Neither Mr. Mario Habib, nor Mr. Antonio Habib, were affiliates of the Company prior to such time.

On November 30, 1998, the Company acquired CASA from Rafael Delgado and 17 other shareholders of CASA for $840,000, payable in 9 monthly payments of $93,333 commencing at the date of the closing and 152,101 shares of the Company's common stock, valued at $3.00 per share, which was allotted among Rafael Delgado (17,389 shares), Carlos Mejia (23,985 shares) and 16 other former shareholders of CASA. As a result of, and subsequent to the acquisition, Mr. Delgado was appointed as President of GDC. Mr. Delgado was not an affiliate of the Company prior to such time.

In August, 1998, the Company, then known as Gold Coast Resources, Inc., issued 2,870,000 shares of common stock for cash at $0.10 per share pursuant to Rule 504 of Regulation D.

On February 5, 1999, the Company sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share, pursuant to Rule 504 of Regulation D. This placement did not involve public solicitation or advertisement.

In March, 1999, the Company entered into a subscription agreement with Langsdale Enterprise Ltd. for the sale of 43,750 restricted shares at $8.00 per share for the total consideration of $350,000. This placement was exempt from registration under Section 4(2) of the Securities Act and did not involve public solicitation or advertisement.

Pursuant to Rule 504, the aggregate offering proceeds of the shares did not exceed $1,000,000 over a twelve-month period.

Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.

Item 5. Indemnification of Officers And Directors.

The Company's Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933 (the "33 Act"). Sections 78.751 et seq. of the Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification for violations of the '33 Act is against public policy and is, therefore, unenforceable.

                                    PART F/S


FINANCIAL STATEMENTS

Consolidated Financial Statements of Global DataTel, Inc. and its Subsidiaries:

Accountant's report of Seligson & Giannattasio LLP dated April 16, 2000.

Consolidated Balance Sheets as of December 31, 1999 and December 31, 1998

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 1999 and December 31, 1998.

Consolidated Statements of Shareholder's Deficiency

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and December 31, 1998

Notes to Financial Statements

THE FOLLOWING FINANCIAL STATEMENTS ARE INCORPORATED FROM THE REGISTRANT'S FORM 10K-SB/A FILED MAY 25, 2000:

Financial Statements of Casa Informatica, S.A:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of November 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the eleven months ended November 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Equity

Statements of Cash Flows for the eleven months ended November 30, 1998 and year ended December 31, 1997

               Notes to Financial Statements


Financial Statements of Daniel Lopez R & Compania Ltda.:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of November 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the eleven months ended November 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Deficiency

Statements of Cash Flows for the eleven months ended November 30, 1998 and year ended December 31, 1997

Notes to Financial Statements


Financial Statements of Micro Star Ltda.:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of November 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the eleven months ended November 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Equity

Statements of Cash Flows for the eleven months ended November 30, 1998 and year ended December 31, 1997

Notes to Financial Statements

Financial Statements of  Mantenimiento Electronico De Sistemas Ltda.:

Accountant's report of Seligson & Giannattasio LLP dated April 14, 2000.

Balance Sheets as of September 30, 1998 and December 31, 1997

Statements of Operations and Comprehensive Income for the ten months ended September 30, 1998 and year ended December 31, 1997

Statements of Shareholder's Equity

Statements of Cash Flows for the eleven months ended September 30, 1998 and year ended December 31, 1997

Notes to Financial Statements

Pro Forma Financial Statements of Global DataTel, Inc. and Subsidiaries (UNAUDITED)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


TO THE BOARD OF DIRECTORS
GLOBAL DATATEL, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheet of Global DataTel, Inc. and Subsidiaries (the "Company") as of December 31, 1999, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders' deficiency for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global DataTel, Inc. and Subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the two years ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company's working capital deficiency raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated February 14, 2000 on the financial statements for the year ended December 31, 1998 included a qualification as to the Company's opening inventory. Subsequent to the issuance of the report, we obtained information enabling us to complete our audit procedures and remove the qualification.


Seligson & Giannattasio, LLP
N. White Plains, NY
April 16, 2000

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                           A S S E T S
                           -----------

                                                                   March 31,               December 31,
                                                                   2 0 0 0                   1 9 9 9
                                                                   -------                   -------
                                                                  (Unaudited)
Current assets:
   Cash                                                            $   37,380               $  173,579
   Accounts receivable, net of allowance
     for doubtful accounts of $141,216 and
     $363,718, respectively                                         3,380,345                3,030,984
   Inventories                                                        712,380                  948,724
   Prepaid expenses and taxes                                       1,710,672                  604,301
                                                                   ----------               ----------

     Total current assets                                           5,840,777                4,757,588
                                                                   ----------               ----------

Property, plant and equipment, net of
   accumulated depreciation of $396,904
   and $384,272, respectively                                         488,049                  500,681
                                                                   ----------               ----------


Other assets:
   Goodwill, net of accumulated amortization
     of  $82,116 and $66,720, respectively                          1,149,628                1,165,024
   Other assets                                                        83,041                  174,931
                                                                   ----------               ----------

                  Total other assets                                1,232,669                1,339,955
                                                                   ----------               ----------

                  Total assets                                     $7,561,495               $6,598,224
                                                                   ==========               ==========



See accompanying notes to consolidated financial statements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                            March 31,             December 31,
                                                                             2 0 0 0                 1 9 9 9
                                                                             -------                 -------
                                                                           (Unaudited)
          LIABILITIES AND STOCKHOLDERS' DEFICIENCY
          ----------------------------------------

Current liabilities:
   Short term borrowings, banks                                           $    881,992            $    707,029
   Note payable - Surge Components, Inc.                                     2,806,251               1,000,000
   Deferred revenues                                                           169,210                  40,441
   Accounts payable                                                          3,905,548               2,948,700
   Accrued expenses                                                          1,429,332               1,359,764
   Notes payable to shareholders                                                    --                 661,667
                                                                          ------------            ------------

                  Total current liabilities                                  9,192,333               6,717,601

Mortgage payable - bank                                                         73,724                  72,921
                                                                          ------------            ------------

                  Total liabilities                                          9,266,057               6,790,522
                                                                          ------------            ------------

Commitments and contingencies

Stockholders' deficiency:
Preferred stock 25,000,000 shares
   authorized, par value $.001,  none issued                                        --                      --
Common  stock, 50,000,000 shares authorized
   par value $.001, 23,772,924 and 23,280,124
   issued and outstanding respectively                                          23,773                  23,280
Paid in capital                                                             11,703,295              11,703,788
Accumulated deficit                                                        (13,467,635)            (12,019,715)
Accumulated other comprehensive income                                          36,005                 100,349
                                                                          ------------            ------------

                  Total stockholders' deficiency                            (1,704,562)               (192,298)
                                                                          -------------           -------------

                  Total liabilities and stockholders' deficiency          $  7,561,495            $  6,598,224
                                                                          ============            ============


See accompanying notes to consolidated financial statements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                                 Three Months Ended                       Year Ended
                                                                      March 31,                           December 31,
                                                             2 0 0 0             1 9 9 9          1 9 9 9             1 9 9 8
                                                             -------             -------          -------             -------
                                                           (Unaudited)         (Unaudited)
Net sales                                                  $ 2,530,385        $ 6,502,012       $13,836,785         $ 1,862,339
Costs of goods sold                                          1,581,735          4,843,247         8,411,701             728,140
                                                           -----------        -----------       -----------         -----------
Gross profit                                                   948,650          1,658,765         5,425,084           1,134,199
                                                           -----------        -----------       -----------         -----------

Selling, general, and administrative expenses                1,372,286            425,004         5,659,896             757,429
Payroll and related expenses                                   911,918            294,000         3,541,784           1,383,821
Interest expense, net                                          112,366             86,085           686,004              18,663
                                                           -----------        -----------       -----------         -----------
Total expenses                                               2,396,570            805,089         9,887,684           2,159,913
                                                           -----------        -----------       -----------         -----------

(Loss) income  before provisions for income taxes           (1,447,920)           853,676        (4,462,600)         (1,025,714)
Provision for income taxes                                          --            240,000           193,152             134,839
                                                           -----------        -----------       -----------         -----------
(Loss) income from continuing operations                    (1,447,920)           613,676        (4,655,752)         (1,160,553)
                                                           -----------        ----------        -----------         -----------

Discontinued operations:
   Loss from operations from subsidiary sold                        --                 --                --            (625,473)
   Loss on sale of subsidiary                                       --                 --                --          (1,910,431)
                                                           -----------        -----------       -----------         -----------

Loss from discontinued operations                                   --                 --                --          (2,535,904)
                                                           -----------        -----------       -----------         -----------

Net (loss) income                                           (1,447,920)           613,676        (4,655,752)         (3,696,457)

Other comprehensive income (loss):
   Foreign currency translation, net of tax                    (64,344)             8,039           138,701             (38,352)
                                                           ------------       -----------       -----------         -----------

Comprehensive (loss) income                                $(1,512,264)       $   621,715       $(4,517,051)        $(3,734,809)
                                                           ============       ===========       ===========         ===========

(Loss) income per share - Basic and diluted
   (Loss) income per share from
    continuing operations                                  $      (.06)       $       .03$             (.21)        $      (.17)
   Loss per share from discontinued operations                      --                 --                --                (.37)
                                                           -----------        -----------     -------------         -----------
Net (loss) income per share - Basic and diluted            $      (.06)       $       .03$             (.21)        $      (.54)
                                                           ===========        ===========     =============         ===========

Weighted average shares outstanding

   Basic                                                    23,296,551         22,240,798         22,352,926          6,836,755
   Diluted                                                  23,296,551         22,240,798         22,352,926          6,836,755

See accompanying notes to consolidated financial statements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

  YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)



                                                      Preferred Stock               Common Stock
                                                    Shares        Amount          Share       Amount
                                                    ------        ------          -----       ------
Balance at January 1, 1998                         4,500,000      $ 4,500          7,162     $     7

Rescinded preferred                               (4,500,000)      (4,500)            --          --
Shares issued for services                                --           --      1,198,500       1,199
Shares issued for cash                                    --           --      2,870,000       2,870
Shares tendered by stockholders                           --           --     (3,518,525)     (3,519)
Shares issued to purchase subsidiaries               105,000          105      8,622,986       8,623
Foreign currency translation                              --           --             --          --
Net loss for the period                                   --           --             --          --
                                                  ----------      -------    -----------     -------

Balance at December 31, 1998                         105,000      $   105      9,180,123     $ 9,180

Conversion of preferred shares                      (105,000)        (105)    13,000,001      13,000
Shares issued for cash                                    --           --        100,000         100
Shares issued for investment banking fees                 --           --      1,000,000       1,000
Foreign currency translation                              --           --             --          --
Net loss for the period                                   --           --             --          --
                                                  ----------      -------    -----------     -------

Balance at December 31, 1999                              --           --     23,280,124      23,280

Exercise of stock options                                 --           --        492,800         493
Foreign currency translation                              --           --             --          --
Net loss for the period                                   --           --             --          --
                                                  ----------      -------    -----------     -------

Balance at March 31, 2000                                 --      $    --     23,772,924     $23,773
                                                  ==========      =======    ===========     =======

                               [RESTUBBED TABLE]


                                                                                     Foreign
                                                  Additional                         Currency
                                                    Paid-in       Accumulated       Translation
                                                    Capital         Deficit         Adjustments          Total
                                                  -----------    ------------       -----------        ----------
Balance at January 1, 1998                       $  5,821,448    $ (3,667,506)      $     --          $ 2,158,449

Rescinded preferred                                  (271,895)             --             --             (276,395)
Shares issued for services                            198,001              --             --              199,200
Shares issued for cash                                571,130              --             --              574,000
Shares tendered by stockholders                         3,519              --             --                   --
Shares issued to purchase subsidiaries              3,095,580              --             --            3,104,308
Foreign currency translation                               --              --        (38,352)             (38,352)
Net loss for the period                                    --      (3,696,457)            --           (3,696,457)
                                                 ------------    ------------       --------          -----------

Balance at December 31, 1998                     $  9,417,783    $ (7,363,963)      $(38,352)         $ 2,024,753

Conversion of preferred shares                        (12,895)             --             --                   --
Shares issued for cash                                299,900              --             --              300,000
Shares issued for investment banking fees           1,999,000              --             --            2,000,000
Foreign currency translation                               --              --        138,701              138,701
Net loss for the period                                    --      (4,655,752)            --           (4,655,752)
                                                 ------------    ------------       --------          -----------

Balance at December 31, 1999                      11,703,788      (12,019,715)       100,349             (192,298)

Exercise of stock options                               (493)              --             --                   --
Foreign currency translation                              --               --        (64,344)             (64,344)
Net loss for the period                                   --       (1,447,920)            --           (1,447,920)
                                                 -----------     ------------       --------          -----------

Balance at March 31, 2000                        $11,703,295     $(13,467,635)      $ 36,005          $(1,704,562)
                                                 ===========     ============       ========          ===========




See accompanying notes to consolidated financial statements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Three Months Ended                 Year Ended
                                                                             March 31,                     December 31,
                                                                      2 0 0 0         1 9 9 9        1 9 9 9          1 9 9 8
                                                                      -------         -------        -------          -------
                                                                   (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net (loss) income                                             $(1,447,920)     $   613,676    $(4,655,752)     $(3,696,457)
Adjustment to reconcile net (loss) income to net
    cash (used) provided by operations
    Other losses, net                                                      --               --             --          276,395
    Loss on sale of division                                               --               --             --        1,910,431
    Depreciation and amortization                                      28,028           27,927        136,527           37,425
    Investment banking fees                                                --               --      2,000,000               --
    Provision for bad debt expense                                   (222,502)              --         26,162         (249,295)
Changes in operating assets and liabilities:
      Accounts receivable                                            (126,859)      (2,080,011)      (137,478)         378,098
      Inventories                                                     236,344         (247,744)       178,887          (70,981)
      Other assets                                                 (1,014,481)      (1,015,947)       350,297          124,446
      Accounts payable and accrued expenses                         1,026,416        1,543,210        975,541          725,880
      Deferred revenues                                               128,769           92,225       (368,640)         171,722
                                                                  -----------      -----------    -----------      -----------

Net cash used in operating activities                              (1,392,205)      (1,066,664)    (1,494,456)        (392,336)
                                                                  ------------     -----------    -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
      Acquisition of fixed assets                                          --               --        (53,036)          (2,601)
                                                                  -----------      -----------    -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
      Net borrowings of notes payable                               1,982,017          783,790        684,314         (395,044)
      Net advances from stockholders                                 (661,667)              --        464,380          388,009
      Proceeds from issuance of common stock                               --          300,000        300,000          574,000
                                                                  -----------      -----------    -----------      -----------

Net cash flows provided by financing activities                     1,320,350        1,083,790      1,448,694          566,965
                                                                  -----------      -----------    -----------      -----------

Foreign currency effect on cash                                       (64,344)          38,352        138,701          (38,352)
                                                                  ------------     -----------    -----------      -----------

Net change in cash                                                   (136,199)          55,478         39,903          133,676
Cash at beginning of year                                             173,579          133,676        133,676               --
                                                                  -----------      ------------   -----------      -----------

Cash at end of year                                               $    37,380      $   189,154    $   173,579      $   133,676
                                                                  ===========      ===========    ===========      ===========


See accompanying notes to consolidated financial statements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      Three Months Ended                 Year Ended
                                                                           March 31,                     December 31,
                                                                     2 0 0 0         1 9 9 9       1 9 9 9          1 9 9 8
                                                                     -------         -------       -------          -------
                                                                    (Unaudited)    (Unaudited)
Supplemental cash flow information:
  Cash paid during the year for:
  Interest                                                     $      112,366     $     86,085   $   661,004      $    18,663
                                                               ==============     ============   ===========      ===========
  Income taxes                                                 $           --     $         --   $   193,152      $   134,839
                                                               ==============     ============   ===========      ===========

Non-cash investing and financing transactions:
  Preferred shares issued to purchase subsidiaries             $           --     $         --   $        --      $       105
  Common shares issued for services                                        --               --            --          199,200
  Common shares issued to purchase subsidiaries                            --               --            --        2,654,455
                                                              ---------------    -------------   -----------      -----------


                                                               $           --     $         --   $        --      $ 2,853,760
                                                               ==============     ============   ===========      ===========



See accompanying notes to consolidated financial statements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

Organization - Global DataTel, Inc. ("the Company") was originally incorporated under the laws of the State of Utah on April 17, 1980 as La Plate Oil and Mining, Inc. On October 1,1982 the Company changed its name to Gold Coast Resources, Inc. ("Gold Coast"). On September 30, 1998 Gold Coast purchased 100% of the outstanding common stock of International Computer Resources ("ICR") (a Florida corporation) and Mantenimiento Electronico de Sistemas Limited ("MES") (a Colombian corporation). On December 2, 1998 the Company changed its name to Global DataTel, Inc.

On November 30, 1998, the Company purchased three unrelated companies in Colombia, South America, DLR & CIA ("DLR"), Micro Star LTD. ("Micro"), and CASA Informatica "("Casa"). The companies acquired are also in the business of providing software and hardware solutions to companies in their markets. Prior to the acquisition of ICR and MES, Gold Coast Resources was a development stage company that, through a wholly-owned subsidiary The Travel Agents Hotel Guide, Inc. ("Hotel"), was engaged in the business of developing a hotel guide selling advertising space to the hotel and travel industry. Gold Coast sold Hotel on December 14, 1998.

The Company currently engages primarily in the sale and distribution of medium and high-end computer and software products, including Enterprise Resource Planning (ERP) suites, as well as, providing information technology solutions and support to medium and large business clients primarily in Central and South America. The Company has distribution agreements with International Business Machines ("IBM"), Lotus, Cisco Systems, and JBA.

During 1999, MES, DLR and Micro were merged into Casa. The combined entity then changed its name to Global Datatel de Colombia, Inc. ("GDC"). In addition, the Company commenced internet operations as an Internet service/content provider through its wholly-owned subsidiaries of ehola.com SA and ehola.com, Inc.

The following is summary of the significant policies followed in the preparation of the consolidated financial statements.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. During 1998, the financial statements include the operations of ICR and MES for the period beginning September 30, 1998 and CASA, DLR and Micro for the period beginning November 30, 1998.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Cash - For purposes of cash flows the company considers investments of three months or less as cash equivalents.

Revenue Recognition - Revenues from services are recognized as the services are performed. Revenues from the sales and installation of hardware packages are recognized when the installation is substantially completed and operational.

Inventories - Inventories are principally composed of finished goods and are stated at the lower of cost (first-in, first-out method) or market.

Accounts Receivable - The Company periodically reviews the adequacy of the allowance for doubtful accounts and maintains the allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses.

Property, Plant and Equipment - Property, plant, and equipment is recorded at cost. Depreciation is generally on a straight-line basis over the estimated useful lives of the related assets as follows:

         Building and improvements                          20 years
         Furniture and office equipment                     5 - 10 years
         Computer and EDP equipment                         5 years
         Transportation equipment                           5 years

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentration of credit risk consists primarily of accounts receivable and debt securities. Concentration of credit with respect to accounts receivable as of December 31, 1998 was limited to an amount due from an agency of the Colombian Government, which represented approximately 22% of the net accounts receivable. Subsequent to year-end this balance was paid. As of December 31, 1999, no one customer accounted for more than five percent of outstanding accounts receivable. The Company provides for estimated credit losses at the time of sale based upon factors surrounding the credit risk of specific customers, historical trends and other information.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS




NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Fair Value - The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 1999 and 1998, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Investments - The Company utilizes Statement of Financial Accounting Standards ("SFAS") Number 115, "Accounting for Certain Investments in Debt and Equity Securities" to account for its investments. The Company's investments consist primarily of a convertible debenture from a publicly traded company and are being reported as held to maturity securities. Held to maturity securities are carried at amortized cost. Held to maturity securities declines in fair value below amortized cost that are other than temporary, are included in earnings.

Goodwill - Goodwill, which represents the excess of acquisition costs over the net assets acquired in the business combinations, is amortized on the straight-line method over 20 years. The carrying amount of goodwill is reviewed annually using estimated undiscounted cash flows for the businesses acquired over the remaining amortization periods.

Loss Per Share - Loss per share for all periods was computed by dividing net income by the weighted average number of common and common equivalent shares outstanding and also is adjusted for the assumed conversion of shares issuable upon exercise of options and other convertible securities. The Company had losses in each of the years presented and for the three months ended March 31, 2000 and 1999 and, accordingly, common stock equivalents are excluded as the effect would be anti-dilutive.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Income Taxes - The Company and its U.S. subsidiaries file a consolidated income tax return. Foreign subsidiaries are not consolidated. The Company has adopted SFAS 109 and this pronouncement caused no material changes on the financial statements. The provision for income taxes is primarily related to the reconciliation of the taxes paid and owed by the foreign subsidiaries in accordance with the taxing rules and regulation promulgated by the Colombian government as of December 31, 1999. The Company has approximately $1,900,000 of net operating loss carryforwards, which are subject to certain restrictions and limitations based on the Company's ownership changes during 1998. The Company also has approximately $1,300,000 in net operating losses subsequent to the change in ownership, which may be used to offset income through 2019. A valuation allowance has been provided against the benefits available from these net operating losses due to the uncertainty regarding its realization.

Translation of Foreign Currency - The Company's Colombian subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52 (SFAS No. 52), which requires that foreign currency assets and liabilities be translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing during the period. For purposes of SFAS No. 52, the Company considers the Colombian Peso to be the functional currency. The effects of unrealized exchange fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative translation adjustment in shareholders' equity. Realized gains and losses from foreign currency transactions are included in the results of operation for the period. Fluctuations arising from intercompany transactions are long term in nature and are accumulated as cumulative translation adjustments.

Year 2000 Computer Readiness - Unaudited - The Company is in the process of evaluating the effect of the year 2000 ("Y2K") on its computer systems. The Company believes that the cost of upgrading its systems will not materially affect the operations but will constitute the normal periodic ongoing cost of maintaining and improving its computer system.

The Company has initiated communications with all of its significant suppliers to determine the extent to which the Company's operations are vulnerable to those third parties failure to remediate their own Y2K issues. There can be no guarantee that the system of such companies or payors will be timely converted and would not have an adverse impact on the Company. Additionally, general problems such as electric power, water and sewer etc., are beyond the ability of the Company to determine, and would affect most other companies in the geographic area of Colombia. The Company experienced virtually no Y2K problems in January 2000 and does not expect to incur any material costs.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS






NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Prior Period Adjustment - During 1999, certain errors were detected in the previously reported goodwill resulting from the 1998 acquisitions of ICR and MES. An adjustment of approximately $948,000 was made to reduce goodwill at the beginning of the year. A corresponding adjustment was made to reduce the previously reported amortization expense in 1998 by approximately $11,000. As the result of current and previous losses, there is no resulting change in the income tax provision for 1998.

Subsequent to the issuance of the 1999 financial statements, it was determined that costs associated with the treatment of costs related to the purchase of the Company's assets should have been expensed as incurred. As a result net loss and net loss per share are greater than the previously issued financial statements by $2,000,000 and $.09, respectively.

Interim Reporting - Information pertaining to the three months ended March 31, 2000 and 1999 has not been audited. In the opinion of management, the unaudited interim financial information reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results for interim periods are not necessarily indicative of results for a full year.

Reclassifications - Certain prior year information has been reclassified to conform to the current year's presentations.

NOTE 2 - BUSINESS ACQUISITIONS
------------------------------

All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. In all of the acquisitions, 100% of the acquired companies were purchased.

ICR - On September 30, 1998, the Company acquired all of the outstanding stock of ICR in exchange for 105,000 shares of convertible preferred stock valued at $0.001 per share and 4,243,843 shares of common stock valued at $.20 per share. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The transaction has been recorded as a reverse acquisition.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - BUSINESS ACQUISITIONS (Continued)
-----------------------------------------

MES - On September 30, 1998, the Company acquired MES for 357,143 common shares of the Company's common stock, valued at the book value of MES. The net assets acquired and liabilities assumed approximated $1,152,000 and $913,000, respectively.

DLR - On November 30, 1998, the Company acquired DLR for $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter, as defined) in cash, and 60,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. The acquisition resulted in goodwill of $502,000. The Company did not make the payments as required by the purchase agreement and is in default on the remaining obligation. In March 2000, the remaining payments under the agreement were placed in escrow while the parties negotiate a settlement.

MICRO - On November 30, 1998, the Company acquired Micro for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $890,000 and $748,000, respectively. The purchase resulted in goodwill of $218,000. In March 2000, the remaining payments under the agreement were made.

CASA - On November 30, 1998, the Company acquired Casa for $840,000, payable in 9 monthly payments of $93,333 commencing at the date of the closing and 392,000 shares of the Company's common stock, valued at $3 per share. The net assets acquired and liabilities assumed approximated $3,300,000 and $1,800,000, respectively. The purchase resulted in goodwill of approximately $512,000. In March 2000, the remaining payments under the agreement were made.

The Company issued non-interest-bearing promissory notes to the shareholders of DLR, Casa and Micro for the unpaid cash portion of the consideration for the acquisitions. The terms of the notes for the individual companies acquired are as presented in the preceding paragraphs and the amount due is reflected as notes payable to stockholders in the accompanying consolidated balance sheets as of December 31, 1999 and 1998. The realization of a major portion of the assets in the accompanying balance sheet as of December 31, 1999 and 1998 is dependent upon continued operations of the Company, and their ability to raise additional capital. Management believes that actions presently taken to revise the Company's operating and financial requirements will provide the opportunity for the Company to continue as a going concern.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - BUSINESS ACQUISITIONS (Continued)
------------------------------------------

The following unaudited pro forma consolidated results of operations are presented as if ICR, DLR, Casa, and Micro Star acquisitions had been made as of January 1, 1998. The unaudited consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions occurred on those dates, nor is it indicative of the results that may occur in the future.


                                                                  Year ended
                                                                   December 31,
                                                                     1998
                                                                     ----
                                                                   (Unaudited)

Net sales                                                         $21,457,159

Net loss from continuing operations                               $  (314,056)

Net loss per share                                                $      (.01)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

The Company's property, plant, and equipment consist of the following:

                                                  March 31,         December 31,
                                                   2 0 0 0             1999
                                                   -------          ------------
                                                  (Unaudited)

Land                                               $  73,807        $   73,807
Buildings                                            184,653           184,653
Office equipment                                     185,597           185,597
EDP equipment                                        440,896           440,896
                                                  ----------        ----------

     Total property, plant, and equipment            884,953           884,953
     Less:  accumulated depreciation                 396,904           384,272
                                                   ---------        ----------

Property, plant and equipment, net                  $488,049          $500,681
                                                    ========          ========

Depreciation expense for the year ended December 31, 1999 and 1998 was $74,940 and $84,469, respectively. For the year ended December 31, 1998, depreciation is included for the period from dates of acquisition to the end of the year (see
Note 2 acquisitions).

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS



NOTE 4 - CONVERTIBLE DEBENTURE
------------------------------

On December 14, 1998, the Company sold Hotel to Ameriresource Technologies, Inc. in exchange for a convertible debenture totaling $3,350,000. The debenture accrues interest at the rate of 7% per annum and is due December 15, 2001. The Company accounts for the debenture pursuant to SFAS Number 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company has deemed these securities to be "held-to-maturity" securities as defined by the standard and account for the debenture at amortized cost. Although the debenture is guaranteed by a third party, there are sufficient collectability and enforcement concerns to cause a permanent reduction in its market value. This security has therefore been totally reserved and charged against the gain associated with the sale of Hotel.

NOTE 5 - SHORT TERM BORROWINGS, BANKS
-------------------------------------

The Colombian subsidiaries obtain short-term financing from banks and financing companies. Interest on such obligations range between 34% and 44% annually and is determined by the financing source subsequent to the availability of funds. Most of these obligations are personally guaranteed by officers of the companies and the balance owed as of December 31, 1999 approximated $450,000.

ICR has a $100,000 line of credit, at 10% interest, personally guaranteed by the majority stockholder of the Company, for working capital purposes. As of December 31, 1999, the balance owed on this line of credit was approximately $94,711.

The Colombian subsidiaries have credit facilities from IBM for the purchase of computer equipment which are guaranteed by certain shareholders and officers of the Colombian subsidiaries. The credit facilities at December 31, 1999 approximated $1,200,000 for Casa, $600,000 for DLR, and $150,000 for Micro.

NOTE 6 -  DEFERRED REVENUES
---------------------------

Deferred revenues are comprised mainly of customer deposits on orders. The nature of the Colombian operations requires a delay between the time that an order is placed and the completion of the contract. Consequently, the Company requests deposits on such arrangements.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS



NOTE 7 - MORTGAGE PAYABLE - BANK
--------------------------------

On March 14, 1996, DLR obtained a mortgage from a bank for the purchase of their office facility in Bogota, Colombia. The mortgage expires on March 2012 and had an initial principal balance of $99,400. The mortgage agreement allows for an increase in the outstanding principal balance due to monetary adjustments as mandated by the Colombian Central Bank. Therefor, management of the Company can not reasonably determine minimum future payments. Although payments are due currently, the entire balance has been classified as long-term because management cannot determine, at this time, the amount that is due and payable in the current year.

NOTE 8 - CONVERTIBLE PROMISSORY NOTE
------------------------------------

In October 1999, the Company issued a subordinated Convertible Promissory Note (the "Note") in the amount of $1,000,000 to Surge. The Note is due on June 1, 2000 and accrues interest at the rate of 10% per annum. Upon the successful completion of the asset purchase by Surge, the Note is canceled and all interest accrued to date will be forgiven. If the asset purchase with Surge is not completed by February 28, 2000 or is not approved by the shareholders of both companies, Surge at its sole discretion may convert the Note into common stock of the Company at a conversion price equal to 90% of the average closing price of the Company's common stock for the twenty previous trading days. In January 2000, the Note was canceled and replaced with a new note totaling $4,100,000 (Note 9).

NOTE 9 - SUBORDINATED CONVERTIBLE PROMISSORY NOTE
-------------------------------------------------

In February 2000, the Company entered into a Subordinated Convertible Promissory Note ("Convertible Note") with Surge for $4,100,000. The Convertible Note accrues interest at the rate of 10% per annum. Upon completion of the Company's acquisition by Surge, the Convertible Note and all accrued interest will be forgiven. If the acquisition does not occur by July 31, 2000, Surge, at its own discretion, may convert this note into the common stock of the Company on a dollar for dollar basis at a conversion price equal to 90% of the average closing price of the Company's Common Stock for the preceding 20 trading days or Surge may demand repayment. The Convertible Note is secured by the pledge of certain shares of stock owned by the President of the Company. In February 2000, the Note was canceled and replaced with a new note totaling up to $6,250,000.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS



NOTE 10 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

On January 1, 1997, a subsidiary of the Company entered into a two-year lease with an indefinite renewal option for office facilities in Bogota, Colombia. The lease calls for an approximate negotiable increase of 18% at renewal. The lease can be canceled by either party without prior notification.

On December 9, 1996, a subsidiary of the Company entered into a one-year lease for office facilities in Medellin, Colombia. The lease is personally guaranteed by one of the officers of the Company and a bond for approximately 50% of the annual lease was submitted to the lessor. The lease can be terminated by either party without prior notification and calls for negotiated annual increases.

On August 16, 1997, a subsidiary of the Company entered into a one-year lease with an indefinite renewal option for office space in Cali, Colombia. The lease is personally guaranteed by an officer of the Company. The lease calls for negotiated annual increases and can be canceled by non-fulfillment of the lease terms.

On May 4, 1998, a subsidiary of the Company entered into a six-month agreement to rent office space in Medellin, Colombia. The lease calls for an indefinite renewal with annual increases to be tied to the legal inflation rate. The lease may be canceled upon non-fulfillment of the lease terms with three months prior notification.

On March 1, 1993, a subsidiary of the Company entered into a lease agreement expiring in April 2000 to rent office space in Bogota, Colombia. The lease calls for an indefinite renewable option.

On January 1, 1999, a subsidiary of the Company entered into a three-year lease for office and warehouse space in Delray Beach, Florida. The lease is renewable for an additional three years with annual increases of 5%.

As of December 31, 1999, the minimum lease obligation for leases that management can determine to have a minimum obligation is as follows:

                                   Year
                                   2000                       $ 48,396
                                   2001                         44,796
                                                             ---------

                                   Total                      $ 93,192
                                                              ========

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

NOTE 11 - CAPITAL STRUCTURE
---------------------------

Additional 1998 Common Stock Issuances - During 1998, Gold Coast issued 1,198,500 shares of its common stock to officers, directors, employees and others for services rendered. The shares were valued at $.20 per share. During 1998, Gold Coast issued 2,870,000 shares of its common stock for cash at $.20 per share pursuant to Rule 504 of Regulation D. During 1998, Gold Coast issued 3,500,000 shares of its common stock to an officer/director/major shareholder for his minority interest in the Travel Agent's Hotel Guide, Inc. The shares were valued at $0.10.

Gold Coast issued 1,000,000 Class F Preferred shares for 80% of the outstanding shares of Hotel. The Class F shares are redeemable for common stock based on the performance guidelines established by the exchange agreement dated October 7, 1997. The Agreement specifies that for each $15,000 of earnings by Hotel, it may redeem one share of class F preferred for 10 shares of common stock subject to the rules and regulations of Rule 144. In the event that no earnings are produced within a five-year period the preferred shares shall become non-convertible.

On August 14, 1998, Gold Coast rescinded the mergers with the above subsidiaries and canceled the preferred shares previously issued to each of these entities.

At December 31, 1998 the Company has only one class of common stock outstanding and a Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a liquidating value of no less than $35,000,000 and has preference over all other stock in a liquidation. The conversion value is based on the liquidating value and a maximum share price of 111 shares of common stock for one share of preferred stock. There are no arrearages in preferred dividends. On June 25, 1999, the shares were converted into 13,000,001 shares of the Company's common stock.

Additional 1999 Common Stock Issuances - On February 5, 1999 the Company completed an offering under Rule 504 of Regulation D for 100,000 shares of its common stock at $3.00 per share. The offering was subscribed to in full by a stockholder, and the Form D was timely filed with the Securities and Exchange Commission.

In December 1999, the Company issued 1,000,000 shares for investment banking services provided in connection with the Company's acquisition by Surge Components, Inc.

Stock Options - In April 1999, the Company entered into an option agreement with a consultant, in partial payment for services rendered. The agreement grants 250,000 shares of the Company's common stock, at an exercise price of $5.75 per share. The options are non-dilutive. To date, no options have been exercised.

                                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 11 - CAPITAL STRUCTURE (Continued)
---------------------------------------

1999 Incentive and Non-Qualified Stock Options Plan
---------------------------------------------------

In 1999, the Company adopted the 1999 Incentive and Non-Qualified Stock Option Plan ("Option Plan"). The plan provides for the grant of options to employees of the Company and its subsidiaries to purchase an aggregate of 2,650,000 common shares.

Option Plan activity is summarized as follows:

                                                                                     Weighted Average
                                                              Shares                   Exercise Price
                                                              ------                 ----------------
Options outstanding - January 1, 1999                                --                        --
Granted                                                       1,000,000                    $ 7.12
Exercised                                                            --                        --
                                                             ----------

Options outstanding - December 31, 1999                       1,000,000                    $ 7.12
                                                             ==========

Options exercisable - December 31, 1999                       1,000,000                    $ 7.12
                                                             ==========

In March 2000, the Company granted options to purchase 550,000 shares of the Company's Common Stock to an officer of the Company. The options are exercisable for a three year period at an exercise price of $.52 per share. The options were exercised in March 2000 using the cashless method into 492,800 shares of the Company's common stock.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The Company currently accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, it has elected only to comply with the disclosure requirements set forth in the statement which includes disclosing pro forma net income and earnings per share as if the fair value based method of accounting had been applied. The pro forma net income and earnings per share for the year ended December 31, 1999 would have been $(7,683,907) and $(.37) had the new method been applied.

Compensation to non-employees is accounted for based on the fair value of the consideration received or the fair market value of the equity instruments issued, whichever is more reliably measurable.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

NOTE 11 - CAPITAL STRUCTURE (Continued)
--------------------------------------

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 94.34% for awards granted in 1999; risk free interest rate of 6.75%; and expected lives of 3 years.

The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1997. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

NOTE 12 -  INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS
--------------------------------------------------------------

The Company operates predominantly in one industry segment, computer systems design and hardware sales. The Company has two geographic groups, the U.S. subsidiary and the Colombian subsidiaries. The geographic distributions of the Company's identifiable assets, operating income and revenues are summarized in the following table.

Year Ended December 31,                                              1999                        1998
                                                                     ----                        ----
Revenues from unrelated entities:
   United States                                                $     577,630               $    594,126
   Colombia                                                        13,259,155                  1,268,213
                                                                  -----------                 ----------

   Total revenues                                                 $13,836,785                $ 1,862,339
                                                                  ===========                ===========

Operating loss:
   United States                                                $    (869,396)              $   (527,102)
   Colombia                                                        (1,593,204)                  (498,612)
                                                                 -------------               ------------

   Total operating loss                                          $ (2,462,600)               $(1,025,714)
                                                                 =============               ============

Assets:
   United States                                                 $  3,676,877                 $ 4,902,609
   Colombia                                                         5,777,347                   7,989,580
                                                                 ------------                 -----------

   Total identifiable assets                                        9,454,224                  12,892,189
   Less:  Corporate eliminations                                    2,856,000                   4,284,608
                                                                 ------------                 ------------

   Total assets                                                  $  6,598,224                 $ 8,607,581
                                                                 ============                 ===========

                                       GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 12 -  INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS (Continued)
--------------------------------------------------------------------------

The Company has only one significant supplier, IBM de Colombia, which accounted for approximately 60% of the total purchases made during 1999 and 1998.

NOTE 13 - SALE OF SUBSIDIARY
----------------------------

The Travel Agents Hotel Guide was a publication being developed by Gold Coast and the former management of the Company for use by travel agents in order to advertise and sell hotel rooms primarily throughout the United States. Gold Coast acquired the publication rights, logo, client lists and business concept from the former president of Hotel by issuing 4,600,000 shares of common stock of Gold Coast. A portion of these shares represent shares issued in exchange for the canceled preferred stock previously issued.

On December 14, 1998, the Company sold Hotel for $3,350,000 in the form of a convertible debenture issued by Ameriresources Technologies, Inc., a publicly traded company, and guaranteed by Lexington Sales, Inc. (Note 4). The accompanying statement of operations for the year ended December 31, 1998 reflect discontinued operations, the loss from operations of approximately $629,000 and the gain on sale of the subsidiary of approximately $2,000,000, less amount reserved of $3,350,000.

NOTE 14 - INCOME TAXES
----------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets are comprised as follows:

                                                  December 31,
                                          1 9 9 9              1 9 9 8
                                          -------              -------

Deferred tax asset:
   Net operating losses                  $533,000            $        --
   Less:  valuation allowance             533,000                     --
                                         --------            -----------

                                         $     --            $        --
                                         ========            ===========

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

NOTE 14 - INCOME TAXES (continued)
---------------------------------

The Company's income tax expense consists of the following:


                                                    Year Ended December 31,
                                                 1 9 9 9                1 9 9 8
                                                 -------                -------

Current:
   Federal                                      $     --                $     --
   State                                              --                      --
   Foreign                                       193,152                 134,839
                                                --------                --------

                                                 193,152                 134,839
                                                --------                --------

Deferred:
   Federal                                      $     --                $     --
   State                                              --                      --
   Foreign                                            --                      --
                                                --------                --------

                                                      --                      --
                                                --------                --------

   Provision for income taxes                   $193,152                $134,839
                                                ========                ========

A reconciliation of the difference between the expected income tax rate using the statutory Federal tax rate and the Company's effective rate is as follows:

                                                        Year Ended December 31,
                                                     1 9 9 9             1 9 9 8
                                                     -------             -------

U.S. Federal income tax statutory rate                    (34)%            (34)%
State income tax, net of Federal income
   tax benefit                                             (7)              (7)
Foreign income taxes                                        4               13
Net operating loss - valuation allowance                   41               41
                                                         ----             ----

Effective tax rate                                          4%              13%
                                                        =====             ====

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 15 - RELATED PARTY TRANSACTIONS
------------------------------------

The Company is a member of a group of affiliated entities and, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. To date, transactions among the group have been limited to loans, sales of equipment and sharing of office space. Since the merging of the Colombian subsidiaries into GDC, sale of equipment have been minimal.

NOTE 16 - OPERATING RISKS
-------------------------

As substantially all of the Company's operations are currently conducted in Colombia, the Company is subject to special consideration and significant risks not typically associated with Companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Colombia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittance abroad, and rates and methods of taxation among other things. Since its working capital has been limited, obligations and commitments have gone unfulfilled. In order to fund the operations of GDC and support the development and marketing of Ehola, the Company entered into a subordinated convertible promissory note with Surge (Note 9). This note was made in conjunction with the proposed sale of the Company's operations to Surge.

NOTE 17 - SUBSEQUENT EVENTS
---------------------------

Proposed Debenture Offering - In February 1999, the Company signed a letter of intent with Dirks & Company to act as the Managing Underwriter in connection with a proposed offering of shares of Cumulative Convertible Debentures of the Company. Dirks & Company intends to underwrite, on a firm commitment basis, such number of Debentures which will result in gross proceeds of approximately $50 million. A firm commitment does not guarantee that the underwriter will fund the proposed offering, since their commitment is not known until the twenty day waiting period following the SEC approved registration has been filed. As of this date no registration document relating to this proposed offering has been filed and management has had no contact with the underwriter for several months.

                      GLOBAL DATATEL, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS



NOTE 17 - SUBSEQUENT EVENTS (continued)
---------------------------------------

Asset Purchase Agreement - In December 1999, the Company entered into an asset purchase agreement with Surge Components, Inc. ("Surge") whereby Surge would acquire the assets of the Company in exchange for stock to be treated as a "tracking stock" covering the assets sold by the Company. Among other conditions, the completion of the acquisition is conditioned on the approval of both Companies' stockholders and successful completion of due diligence.

                                    PART III

EXHIBITS:

3.1 Articles of Incorporation of Gold Coast Resources, Inc. a Nevada corporation*

3.2      Amendment to Articles of Incorporation*

3.3      Amendment to Articles of Incorporation*

3.4      By-Laws*

4.1      1999 Incentive and Non-Qualified  Stock Option Plan*

6.1 Lease for 3333 South Congress Ave., Suite 404 and 2875 South Congress Ave., Suite D, Delray Beach, Florida.*

6.2      Lease for Calle 39, No. 18-A-11, Bogota, Colombia.*

6.3      Lease for Carera 18, No. 90-11 and Calle 90, No. 18-16, Bogota,
         Colombia.*

6.4      Lease for Calle 90, No. 18-59, Bogota, Colombia.*

6.5      Lease for Calle 3, No. 41-65 of 803, Medellin, Colombia.

6.6      Lease for Calle 4, No. 1-04/10, dated February 1, 1997,
         Cali, Colombia.

6.7      Lease Commencing February 1, 2000 in Centio Financieso,
         Barranquillie, Colombia.

10.1     Employment Agreement with Richard Baker*

10.2     Employment Agreement with Antonio Serrato*

10.3     Employment Agreement with Rafael Delgado*

10.4     Employment Agreement with Mario Habib*

10.5     Employment Agreement with Antonio Habib*

10.6     Employment Agreement with Carlos Mejia*

10.7     JBA International, Inc. Distribution Agreement.

10.8 National Police - Social Welfare contract with Full Formalities No. 11/2.000 between the National Police and Global DataTel de Colombia S.A.

10.9 National Police - Sanity Direction - Sales Contract No. 136 of 1999, entered between the Nation-National Police- Sanity Direction and Global DataTel de Colombia, S.A., executed on December 21, 1999.

10.10 National Police - Contract for the Rendering of Services No. 179 of 1998, entered between the National Police and the Firm Mantenimento Electronico de Limitada, executed December 18, 1998.

10.11 Contact for the rendering of Professional Services between Global DataTel de Colombia S.A., and Distribudora Dinamica S.A., dated June 18, 1999.

10.12 Agreement for purchase of equipment, between Instituto Geografico Augustin Codazzi and Global DataTel de Colombia, S.A. dated December 6, 1999.

11.      Computation of Earnings per Common Share

16.1     Letter of Schvaneveldt and Company re Change in Certifying Accountant*

27.      Financial Data Schedule.

99.1     Correspondence (3) with Policia Nacional de Colombia.*

99.2     Purchase Order and correspondence (7) concerning contract with LA
         14 S.A.*

99.3     Correspondence from Lotus, business partner status of the Company.*

99.4 Confirmation of the Company's authorizations to be a reseller of Hewlett-Packard product.*

99.5 Certification from Compaq Computer de Columbia S.A. of authorized reseller status of the Company.*

99.6     Microsoft Solution Provider Certification, dated July 26, 2000.

99.7 Correspondence from IBM de Colombia relating to designation of Global DataTel de Colombia, S.A. as an IBM Colombia Business Partner and "Solution Provider - Advanced Business Partners With Added Value.

--------------
*Previously filed

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:                                  GLOBAL DATATEL, INC.

Date:   August 10, 2000

                                             By: /s/ Antonio Serrato
                                                ----------------------------
                                                  Antonio Serrato, President